Exhibit 1

[LOGO]
HAVAS

                                                  Suresnes, May 4, 2006, 5.35 pm

PRESS RELEASE


             Project of Stock incentive plan for all group employees

                Annual Shareholders' Meeting date set for June 12


At its meeting of May 4, 2006, the Havas Board of Directors set the date for the forthcoming Annual Shareholders' Meeting to June 12, 2006. Among other resolutions, the Board of Directors will propose to the Annual Shareholders' Meeting a stock incentive plan for all group employees. The stock incentive plan will involve stock options, an employee shareholding plan and redeemable equity warrants. As part of this initiative, the Annual Shareholders' Meeting will be asked to approve a bond issue with redeemable equity warrants attached.

The issue, which could be for a maximum amount of (euro)300 million, would be subscribed by a group of banks that deal regularly with Havas. The redeemable equity warrants would then be sold on by the banks to Havas group employees who wish to purchase them and thus partake in the group's future growth.

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About Havas
-----------

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people. Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information
---------------------------

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.



Contacts:
--------

Communications:                                 Solenne Anthonioz
                                                Tel: +33 (0)1 58 47 90 27
                                                solenne.anthonioz@havas.com

Investor Relations:                             Herve Philippe
                                                Chief Financial Officer
                                                Tel: +33 (0)1 58 47 91 23
                                                relations.actionnaires@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 552 757,20 euros - 335 480 265 RCS Nanterre - APE 744 B